Filed by Voya Equity Trust (SEC File Nos.: 333-56881; 811-08817) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

July 26, 2024

Voya Investment Management

Client Talking Points

Voya Global Diversified Payment Fund and Voya Global Perspectives® Fund

Voya Investment Management Co. LLC (“Voya IM”) has announced the following changes:

Reorganization	October 25,	Voya Global Diversified	Voya Global	Voya Global Income &
Perspectives® Fund
	2024	Payment Fund		Growth Fund

The Boards of Trustees (the “Board”) of Voya Global Diversified Payment Fund (“GDP Fund”), Voya Global Perspectives® Fund (“GP Fund,” together with GDP Fund, each a “Target Fund” and together, the “Target Funds”) and Voya Global Income & Growth Fund (“Global I&G Fund” collectively with the Target Funds, the “Funds”) each approved, as applicable, an Agreement and Plan of Reorganization (each, a “Merger” or “Reorganization”). The approval of shareholders of GDP Fund and GP Fund, as applicable, is required before the applicable Merger may take place.

▪What is happening?

oOn May 22, 2024, the Board approved proposals to merge each of GDP Fund and GP Fund into Global I&G Fund.

oShareholders of GDP Fund and GP Fund will be sent a combined proxy statement and prospectus on or about August 16, 2024.

oA shareholder meeting will be held on or about October 10, 2024.

oIf the Mergers are approved, shareholders of GDP Fund and GP Fund will become shareholders of Global I&G Fund as of the close of business on or about October 25, 2024 (the “Closing Date”). The Reorganizations are not contingent upon one another, meaning if a Reorganization is only approved by shareholders of one Target Fund, the Reorganization of that Target Fund will proceed independent of the other Target Fund’s Reorganization.

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oSupplements to each Target Fund’s Prospectus were filed on May 31, 2024, to notify shareholders of the changes.

oVoya IM serves as the sub-adviser to each of GDP Fund, GP Fund and Global I&G Fund.

▪Why is the Merger proposed?

Voya Investments, LLC (the “Investment Adviser”) proposed the Merger primarily to:

oBetter position shareholders for long-term success and potentially pave the way for future additional scale benefits; and

oIn the view of the Investment Adviser, provide a potential benefit to shareholders of GDP Fund and GP Fund of a product better poised to achieve and maintain scale over the long term as shareholders of Global I&G Fund.

▪How do the Investment Objectives compare?

	GDP Fund	GP Fund	Global I&G Fund
	The Fund’s primary investment	The Fund seeks total return.	The Fund seeks to provide
	objective is to meet the		total return consisting of
	managed payment policy of the		capital growth, both realized
Investment	Fund while seeking to preserve		and unrealized, and current
	the investors’ capital over the		income.
Objective
long term. The Fund’s

secondary investment objective
is to seek the potential for long-
term capital appreciation.

▪What is the experience of the Voya IM Team?

Global I&G Fund is managed by the Voya IM team of Justin Kass, CFA, David Oberto, Ethan Turner, CFA, and Michael Yee.

Justin Kass, CFA

Portfolio Manager

Justin Kass, CFA, Senior Managing Director, Portfolio Manager, is chief investment officer, co-head of income and growth at Voya IM. He joined the firm as part of Voya’s acquisition of Allianz Global Investors U.S., where he was a portfolio manager, managing director, CIO, and co-head of the U.S. income and growth strategies team with portfolio management, research and trading responsibilities for the income and strategies team. Prior to that at Allianz Global Investors U.S., Mr. Kass held portfolio manager responsibilities for the U.S. convertible strategy and was a lead portfolio manager for the income and growth strategy since its inception and was also responsible for managing multiple closed- and open-end mutual funds.

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David Oberto

Portfolio Manager

David Oberto, Portfolio Manager, joined Voya IM as part of Voya’s acquisition of Allianz Global Investors U.S., where he was a portfolio manager and director with portfolio management, research, and trading responsibilities for the income and growth strategies team. At Allianz Global Investors U.S., he served as portfolio manager for the U.S. High Yield Bond strategy and was also responsible for managing multiple closed-end and open-end mutual funds. Prior to that, Mr. Oberto was a portfolio administrator, a credit default swaps account manager and a trade-closer at Bain Capital.

Ethan Turner, CFA

Portfolio Manager

Ethan Turner, CFA, Portfolio Manager, joined Voya IM as part of Voya’s acquisition of Allianz Global Investors U.S., where he was an analyst and vice president with research responsibilities for the income and growth strategies team. Prior to Allianz Global Investors U.S., he was a trading assistant. Prior to that, Mr. Turner was a lead analyst covering the financial sector at Relational Investors and a financial analyst at Sunstone Hotel Investors.

Michael Yee

Portfolio Manager

Michael Yee, Portfolio Manager, joined Voya IM as part of Voya’s acquisition of Allianz Global Investors U.S., where he was a portfolio manager and managing director with portfolio management, research and trading responsibilities for the income and growth strategies team. He served as a lead portfolio manager for the income and growth strategy since inception and was responsible for managing multiple closed-end and open-end mutual funds. Prior to that at Allianz Global Investors U.S., Mr. Yee was an analyst for the global and systematic team with responsibilities focused on the U.S. large cap equity strategies and worked in global portfolio administration and client service. Prior to that, he was a financial consultant for Priority One Financial/Liberty Foundation.

▪How do the Annual Fund Operating Expenses compare?

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Funds. Pro forma fees and expenses, which are the estimated fees and expenses of Global I&G Fund after giving effect to each Reorganization, assume the Reorganizations occurred on October 31, 2023 for GDP Fund and GP Fund, and May 31, 2023 for Global I&G Fund.

As shown in the tables below, Target Fund shareholders will experience an increase in the management fee rate following the Reorganizations. This increase, however, will be offset by the elimination of acquired fund fees and expenses following the Reorganizations because Global I&G Fund obtains its investment exposure principally through individual securities, while the Target Funds obtain their investment exposure principally through underlying funds, which in turn invest in individual securities. In addition, Target Fund shareholders will experience net expense ratios following the Reorganizations that are lower than or equal to the net expense ratios for the corresponding class of the applicable Target Fund prior to the Reorganization.

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Annual Fund Operating Expenses
Expenses you pay each year as a % of the value of your investment

		GDP Fund	Global Perspectives Fund	Global Income & Growth Fund[1]
Class A				
Management Fees	%	0.24	0.22	0.75
Distribution and/or Shareholder Services (12b-1) Fees	%	0.25	0.25	0.25
Other Expenses	%	0.13	0.25	0.35
Acquired Fund Fees and Expenses		0.51	0.66	None
Total Annual Fund Operating Expenses	%	1.13[2]	1.38[2]	1.35[2]
Waivers and Reimbursements	%	None[3]	(0.15)[4]	(0.25)[5]
Total Annual Fund Operating Expenses after Waivers and Reimbursements	%	1.13	1.23	1.10
Class C				
Management Fees	%	0.24	0.22	0.75
Distribution and/or Shareholder Services (12b-1) Fees	%	1.00	1.00	1.00
Other Expenses	%	0.13	0.25	0.35
Acquired Fund Fees and Expenses		0.51	0.66	None
Total Annual Fund Operating Expenses	%	1.88[2]	2.13[2]	2.10[2]
Waivers and Reimbursements	%	None[3]	(0.15)[4]	(0.25)[5]
Total Annual Fund Operating Expenses after Waivers and Reimbursements	%	1.88	1.98	1.85
Class I				
Management Fees	%	0.24	0.22	0.75
Distribution and/or Shareholder Services (12b-1) Fees	%	None	None	None
Other Expenses	%	0.12	0.18	0.30
Acquired Fund Fees and Expenses		0.51	0.66	None
Total Annual Fund Operating Expenses	%	0.87[2]	1.06[2]	1.05[2]
Waivers and Reimbursements	%	(0.02)[3]	(0.08)[4]	(0.20)[5]
Total Annual Fund Operating Expenses after Waivers and Reimbursements	%	0.85	0.98	0.85
Class R[6]				
Management Fees	%	0.24	0.22	N/A
Distribution and/or Shareholder Services (12b-1) Fees	%	0.50	0.50	N/A
Other Expenses	%	0.13	0.25	N/A
Acquired Fund Fees and Expenses		0.51	0.66	N/A
Total Annual Fund Operating Expenses	%	1.38[2]	1.63[2]	N/A
Waivers and Reimbursements	%	None[3]	(0.15)[4]	N/A
Total Annual Fund Operating Expenses after Waivers and Reimbursements	%	1.38	1.48	N/A
Class R6				
Management Fees	%	0.24	N/A	0.75
Distribution and/or Shareholder Services (12b-1) Fees	%	None	N/A	None
Other Expenses	%	0.11	N/A	0.22
Acquired Fund Fees and Expenses		0.51	N/A	None
Total Annual Fund Operating Expenses	%	0.86[2]	N/A	0.97[2]
Waivers and Reimbursements	%	(0.01)[3]	N/A	(0.12)[5]
Total Annual Fund Operating Expenses after Waivers and Reimbursements	%	0.85	N/A	0.85
Class W				
Management Fees	%	0.24	0.22	0.75

INVESTMENT MANAGEMENT
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Client Talking Points

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GDP Fund	Global Perspectives Fund	Global Income & Growth Fund[1]
Distribution and/or Shareholder Services (12b-1) Fees	%	None	None	None
Other Expenses	%	0.13	0.25	0.35
Acquired Fund Fees and Expenses		0.51	0.66	None
Total Annual Fund Operating Expenses	%	0.88[2]	1.13[2]	1.10[2]
Waivers and Reimbursements	%	None[3]	(0.15)[4]	(0.25)[5]
Total Annual Fund Operating Expenses after Waivers and Reimbursements	%	0.88	0.98	0.85

INVESTMENT MANAGEMENT
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VOYA™

Client Talking Points

1.Expense information has been restated to reflect current contractual rates.

2.Total Annual Fund Operating Expenses may be higher than the Fund’s ratio of expenses to average net assets shown in the Financial Highlights, which reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.

3.The Investment Adviser is contractually obligated to limit expenses to 1.16%, 1.91%, 0.85%, 1.41%, 0.85%, and 0.91% for Class A, Class C, Class I, Class R, Class R6, and Class W shares, respectively, through March 1, 2026. The limitation does not extend to interest, taxes, investment-related costs, leverage expenses, and extraordinary expenses. This limitation is subject to possible recoupment by the Investment Adviser within 36 months of the waiver or reimbursement. The amount of the recoupment is limited to the lesser of the amounts that would be recoupable under: (i) the expense limitation in effect at the time of the waiver or reimbursement; or (ii) the expense limitation in effect at the time of recoupment. Termination or modification of this obligation requires approval by the Board. Any amounts previously waived or reimbursed by a Target Fund pursuant to this obligation are not subject to recoupment by the Investment Adviser following the applicable Reorganization.

4.The Investment Adviser is contractually obligated to limit expenses to 1.23%, 1.98%, 0.98%, 1.48%, and 0.98% for Class A, Class C, Class I, Class R, and Class W shares, respectively, through March 1, 2026. The limitation does not extend to interest, taxes, investment- related costs, leverage expenses, and extraordinary expenses. This limitation is subject to possible recoupment by the Investment Adviser within 36 months of the waiver or reimbursement. The amount of the recoupment is limited to the lesser of the amounts that would be recoupable under: (i) the expense limitation in effect at the time of the waiver or reimbursement; or (ii) the expense limitation in effect at the time of recoupment. Termination or modification of this obligation requires approval by the Board. Any amounts previously waived or reimbursed by a Target Fund pursuant to this obligation are not subject to recoupment by the Investment Adviser following the applicable Reorganization.

5.The Investment Adviser is contractually obligated to limit expenses to 1.10%, 1.85%, 0.85%, 0.85%, and 0.85% for Class A, Class C, Class I, Class R6, and Class W shares, respectively, through October 1, 2026. The limitation does not extend to interest, taxes, investment-related costs, leverage expenses, and extraordinary expenses. This limitation is subject to possible recoupment by the Investment Adviser within 36 months of the waiver or reimbursement. The amount of the recoupment is limited to the lesser of the amounts that would be recoupable under: (i) the expense limitation in effect at the time of the waiver or reimbursement; or (ii) the expense limitation in effect at the time of recoupment. Termination or modification of this obligation requires approval by the Board.

6.Class R shareholders of the applicable Target Fund would receive Class A shares of Global Income & Growth Fund in the Reorganizations.

			Global Income
		Global Income	& Growth Fund
		& Growth Fund	Pro Forma if	Global Income
		Pro Forma if	only Global	& Growth Fund
		only GDP Fund	Perspectives Fund	Pro Forma if both
		Reorganization	Reorganization	Reorganizations
		is Approved	is Approved	are approved
Class A1
Management Fees	%	0.75	0.75	0.75
Distribution and/or Shareholder Services (12b-1) Fees	%	0.25	0.25	0.25
Other Expenses	%	0.28	0.31	0.25
Total Annual Fund Operating Expenses	%	1.28	1.31	1.25
Waivers and Reimbursements	%	(0.18)2	(0.21)2	(0.15)2
Total Annual Fund Operating Expenses after Waivers and Reimbursements	%	1.10	1.10	1.10

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Class C
Management Fees	%	0.75	0.75	0.75
Distribution and/or Shareholder Services (12b-1) Fees	%	1.00	1.00	1.00
Other Expenses	%	0.28	0.31	0.25
Total Annual Fund Operating Expenses	%	2.03	2.06	2.00
Waivers and Reimbursements	%	(0.18)2	(0.21)2	(0.15)2
Total Annual Fund Operating Expenses after Waivers and Reimbursements	%	1.85	1.85	1.85
Class I

Management Fees	%	0.75	0.75	0.75
Distribution and/or Shareholder Services (12b-1) Fees	%	None	None	None
Other Expenses	%	0.21	0.27	0.19
Total Annual Fund Operating Expenses	%	0.96	1.02	0.94
Waivers and Reimbursements	%	(0.11)2	(0.17)2	(0.09)2
Total Annual Fund Operating Expenses after Waivers and Reimbursements	%	0.85	0.85	0.85
Class R6
Management Fees	%	0.75	0.75	0.75
Distribution and/or Shareholder Services (12b-1) Fees	%	None	None	None
Other Expenses	%	0.18	0.20	0.17
Total Annual Fund Operating Expenses	%	0.93	0.95	0.92
Waivers and Reimbursements	%	(0.08)2	(0.10)2	(0.07)2
Total Annual Fund Operating Expenses after Waivers and Reimbursements	%	0.85	0.85	0.85
Class W

Management Fees	%	0.75	0.75	0.75
Distribution and/or Shareholder Services (12b-1) Fees	%	None	None	None
Other Expenses	%	0.28	0.31	0.25
Total Annual Fund Operating Expenses	%	1.03	1.06	1.00
Waivers and Reimbursements	%	(0.18)2	(0.21)2	(0.15)2
Total Annual Fund Operating Expenses after Waivers and Reimbursements	%	0.85	0.85	0.85

1.Class R shareholders of the applicable Target Fund would receive Class A shares of Global Income & Growth Fund in the Reorganizations.

2.The Investment Adviser is contractually obligated to limit expenses to 1.10%, 1.85%, 0.85%, 0.85%, and 0.85% for Class A, Class C, Class I, Class R6, and Class W shares, respectively, through October 1, 2026. The limitation does not extend to interest, taxes, investment-related costs, leverage expenses, and extraordinary expenses. This limitation is subject to possible recoupment by the Investment Adviser within 36 months of the waiver or reimbursement. The amount of the recoupment is limited to the lesser of the amounts that would be recoupable under: (i) the expense limitation in effect at the time of the waiver or reimbursement; or (ii) the expense limitation in effect at the time of recoupment. Termination or modification of this obligation requires approval by the Board.

▪How does GDP Fund’s and GP Fund’s performance compare to Global I&G Fund?

The following information is intended to help you understand the risks of investing in the Funds. The following bar charts show the changes in each Fund’s performance from year to year, and the table compares each Fund’s performance to the performance of a broad-based securities market index/indices with investment characteristics similar to those of the applicable Fund for the same

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period. Each Fund’s performance information reflects applicable fee waivers and/or expense limitations in effect during the period presented. Absent such fee waivers/expense limitations, if any, performance would have been lower. The bar charts show the performance of each Fund’s Class A Shares. Sales charges are not reflected in the bar charts. If they were, returns would be less than those shown. However, the bar charts include all applicable fees and sales charges. Performance for other share classes would differ to the extent they have differences in their fees and expenses. The Funds’ past performance (before and after taxes) is no guarantee of future results.

GDP Fund, previously named Voya Global Diversified Payment Fund II, is the successor to Voya Global Diversified Payment Fund, a former series of Voya Series Fund, Inc. (the “GDP Predecessor Fund”), a mutual fund with identical investment objectives, policies, and restrictions as a result of the reorganization of the GDP Predecessor Fund into GDP Fund on or about November 8, 2019 (the “GDP Fund Reorganization Date”). GDP Fund was renamed “Voya Global Diversified Payment Fund” following the GFP Fund Reorganization Date. The performance in the bar chart and table prior to the GDP Fund Reorganization Date is that of the GDP Predecessor Fund. The Class R6 shares performance shown for the period prior to their inception date is the performance of Class I shares without adjustment for any differences in expenses between the two classes. If adjusted for such differences, returns would be different.

Global I&G Fund (formerly, Voya Global Multi-Asset Fund), previously named Voya Global Multi-Asset Fund II, is the successor to Voya Global Multi-Asset Fund, a former series of Voya Series Fund, Inc. (the “Global I&G Predecessor Fund”), a mutual fund with identical investment objectives, policies, and restrictions as a result of the reorganization of the Global I&G Predecessor Fund into Global I&G Fund on or about November 8, 2019 (the “Global I&G Fund Reorganization Date”). Global I&G Fund was renamed “Voya Global Multi-Asset Fund” following the Global I&G Fund Reorganization Date. The performance in the bar chart and table for Global I&G Fund prior to the Global I&G Fund Reorganization Date is that of the Global I&G Predecessor Fund. The Class R6 shares performance shown for the period prior to their inception date is the performance of Class I shares without adjustment for any differences in expenses between the two classes. If adjusted for such differences, returns would be different. Global I&G Fund’s performance prior to May 1, 2024 reflects returns achieved pursuant to different principal investment strategies than those that are currently being pursued by Global I&G Fund. In addition, Global I&G Fund’s performance prior to January 20, 2017 reflects returns achieved pursuant to different principal investment strategies than those that are currently being pursued by Global I&G Fund and those that were pursued by Global I&G Fund prior to May 1, 2024. If Global I&G Fund’s current strategies had been in place for those prior periods, the performance information shown would have been different.

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GDP Fund - Calendar Year Total Returns (as of December 31 of each year)

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▪Average Annual Total Returns %

(for periods ended December 31, 2023)

GDP Fund - Calendar Year Total Returns

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Note: Fund returns are net returns.

1.Effective commencing with shareholder reports filed and transmitted to shareholders after July 24, 2024, the Investment Adviser changed the primary benchmark from the S&P Target Risk® Moderate Index to the MSCI All Country World Index (MSCI ACWI) and the Bloomberg U.S. Aggregate Bond Index in accordance with recent changes to regulatory disclosure requirements. The Fund continues to use the S&P Target Risk® Moderate Index as an additional benchmark that the Investment Adviser believes more closely reflects the Fund’s principal investment strategies.

2.The index returns include the reinvestment of dividends and distributions net of withholding taxes, but do not reflect fees, brokerage commissions, or other expenses.

3.The index returns for the Bloomberg U.S. Aggregate Bond Index do not reflect deductions for fees, expenses, or taxes. The index returns for the MSCI All Country World Index (MSCI ACWI) include the reinvestment of dividends and distributions net of withholding taxes, but do not reflect fees, brokerage commissions, or other expenses.

GP Fund - Calendar Year Total Returns (as of December 31 of each year)

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▪Average Annual Total Returns %

(for periods ended December 31, 2023) GP Fund - Calendar Year Total Returns

Note: Fund returns are net returns.

1.Effective commencing with shareholder reports filed and transmitted to shareholders after July 24, 2024, the Investment Adviser changed the primary benchmark from the S&P Target Risk® Growth Index to the MSCI All Country World Index (MSCI ACWI) and the Bloomberg U.S. Aggregate Bond Index in accordance with recent changes to regulatory disclosure requirements. The Fund continues to use the S&P Target Risk® Growth Index as an additional benchmark that the Investment Adviser believes more closely reflects the Fund’s principal investment strategies.

2.The index returns include the reinvestment of dividends and distributions net of withholding taxes, but do not reflect fees, brokerage commissions, or other expenses.

3.The index returns do not reflect deductions for fees, expenses, or taxes.

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Global I&G Fund - Calendar Year Total Returns (as of December 31 of each year)

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▪Average Annual Total Returns %

(for periods ended December 31, 2023) Global I&G Fund - Calendar Year Total Returns

Note: Fund Returns are net returns

1.Effective commencing with shareholder reports filed and transmitted to shareholders after July 24, 2024, the Investment Adviser changed one of the Fund’s primary benchmarks from the MSCI World IndexSM to the MSCI All Country World Index (MSCI ACWI) in accordance with recent

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changes to regulatory disclosure requirements. The Fund continues to use the MSCI World IndexSM as an additional benchmark that the Investment Adviser believes more closely reflects the Fund’s principal investment strategies.

2.Effective at the close of business on May 1, 2024, the Investment Adviser changed the primary benchmark from the S&P Target Risk® Growth Index to the Bloomberg Global Aggregate Index and the MSCI World IndexSM because the Bloomberg Global Aggregate Index and the MSCI World IndexSM are considered by the Investment Adviser to be more reflective of the type of securities in which the Fund invests.

3.The index returns do not reflect deductions for fees, expenses, or taxes.

4.The index returns include the reinvestment of dividends and distributions net of withholding taxes, but do not reflect fees, brokerage commissions, or other expenses.

The performance quoted represents past performance and does not guarantee future results. Current performance may be lower or higher than the performance information shown. The investment return and principal value of an investment in the Funds will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. You may obtain performance information current to the most recent month end by visiting www.voyainvestments.com .

▪Index Descriptions

The Bloomberg Global Aggregate Index provides a broad-based measure of global investment-grade debt markets.

The MSCI All Country World IndexSM (“MSCI ACWI”) is a free-float adjusted market capitalization index that is designed to measure equity market performance in the global developed and emerging markets.

The MSCI World IndexSM is a free float-adjusted market capitalization index that is designed to measure global developed market equity performance.

The S&P Target Risk® Growth Index is designed to measure the performance of equity allocations, while seeking to provide limited fixed income exposure to diversify risk.

Bloomberg Index Data Source: Bloomberg Index Services Limited. BLOOMBERG® is a trademark and service mark of Bloomberg Finance L.P. and its affiliates (collectively “Bloomberg”). Bloomberg or its licensors own all proprietary rights in the Bloomberg Indices. Bloomberg does not approve or endorse this material,or guarantee the accuracy or completeness of any information herein, or make any warranty, express or implied, as to the results to be obtained.

MSCI Index Data Source: MSCI. Neither MSCI nor any other party involved in or related to compiling, computing or creating the MSCI data makes any express or implied warranties or representations with respect to such data (or the results to be obtained by the use thereof), and all such parties hereby expressly disclaim all warranties of originality, accuracy, completeness, merchantability or fitness for a particular purpose with respect to any of such data. Without limiting any of the foregoing, in no event shall MSCI, any of its affiliates or any third party involved in or related to compiling, computing or creating the data have any liability for any direct, indirect, special, punitive, consequential or any other damages (including lost profits) even if notified of the possibility of such damages. No further distribution or dissemination of the MSCI data is permitted without MSCI’s express written consent.

The S&P Target Risk® Growth Index (the “Index”) and associated data are a product of S&P Dow Jones Indices LLC, its affiliates and/or their licensors and has been licensed for use by Voya Services

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Company or its affiliates and/or its affiliates. © 2023 S&P Dow Jones Indices LLC, its affiliates and/or their licensors. All rights reserved. Redistribution or reproduction in whole or in part are prohibited without written permission of S&P Dow Jones Indices LLC. For more information on any of S&P Dow Jones Indices LLC’s indices please visit www.spdji.com. S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“SPFS”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). Neither S&P Dow Jones Indices LLC, SPFS, Dow Jones, their affiliates nor their licensors (“S&P DJI”) make any representation or warranty, express or implied, as to the ability of any index to accurately represent the asset class or market sector that it purports to represent and S&P DJI shall have no liability for any errors, omissions, or interruptions of any index or the data included therein.

▪Tax Considerations

Each Reorganization is intended to qualify for U.S. federal income tax purposes as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, pursuant to this treatment, neither GDP Fund nor GP Fund nor their shareholders, nor Global I&G Fund nor its shareholders, are expected to recognize any gain or loss for U.S. federal income tax purposes from the transactions contemplated by the applicable Agreement and Plan of Reorganization. As a condition to the closing of each Reorganization, the relevant Funds will receive an opinion from tax counsel to the effect that, on the basis of existing provisions of the Code, U.S. Treasury Regulations promulgated thereunder, current administrative rules, pronouncements and court decisions, and subject to certain qualifications, the Reorganization will qualify as a tax-free reorganization for U.S. federal income tax purposes.

Prior to the Closing Date, GDP Fund and GP Fund will pay to shareholders a distribution consisting of any undistributed investment company taxable income, any net tax-exempt income, and/or any undistributed realized net capital gains, including any net gains realized from any sales of assets prior to the Closing Date, including fund transitions in connection with the Reorganizations. This distribution would be taxable to shareholders that are subject to tax.

In general, after the Reorganizations, any losses of GDP Fund, GP Fund, and Global I&G Fund may be available to the combined fund, to offset its capital gains realized after the Reorganizations, although the amount of Global I&G Fund’s and GP Fund’s pre-Reorganization losses that may offset the combined fund’s capital gains in any given year may be limited due to these Reorganizations. In addition, one Fund’s pre-acquisition losses cannot be used to offset unrealized gains in the other Funds that are “built in” at the time of the Reorganization and that exceed certain thresholds for five tax years. The ability of the combined fund to use Global I&G Fund’s or GDP Fund’s or GP Fund’s losses in the future depends on a variety of factors that cannot be known in advance, including the existence of capital gains against which these losses may be offset. In addition, the benefits of any capital loss carryforwards and built in losses currently are available only to pre-Reorganization shareholders of each Fund. After the Reorganizations, the benefit associated with any available capital losses will inure to the benefit of all post-Reorganization shareholders of the combined fund. Furthermore, the shareholders of each combining fund will receive a proportionate share of any unrealized gains in the other Fund’s assets, as well as any taxable gains realized by Global I&G Fund, but not distributed to its shareholders prior to the Reorganizations, when such gains are eventually distributed by the combined fund.

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As of June 30, 2024, GP Fund had an estimated capital loss carryforward of $15.3 million; if the Reorganization had taken place as of such date, such capital loss carryforward would have been subject to an estimated annual limitation of $3.75 million. As of June 30, 2024, Global I&G Fund did not have any capital loss carryforward. As of June 30, 2024, GDP Fund had an estimated capital loss carryforward of $30.2 million; if the Reorganization had taken place as of such date, such capital loss carryforward would not have been expected to be subject to any annual limitation. The effect of the rules described above will depend on the relative sizes and the tax situations of each Fund at the time of the Reorganization, which will differ from those on June 30, 2024, and cannot be calculated precisely prior to the Reorganization.

This description of the U.S. federal income tax consequences of the Reorganizations is made without regard to the particular facts and circumstances of any shareholder. Shareholders are urged to consult their own tax advisers as to the specific consequences to them of the Reorganizations in light of their individual circumstances, and as to the applicability and effect of U.S. federal, state and local and non- U.S. laws.

For Internal Use Only. Not for Inspection by, Distribution or Quotation to, the General Public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any Fund, nor is it a solicitation of any proxy. For information regarding Global I&G Fund, please call Voya IM toll free at 1-800-992-0180.

For information regarding any of the Funds discussed in this “Client Talking Points,” please call Voya IM toll free at 1-800-992-0180. To receive a free copy of a Proxy Statement/Prospectus relating to the proposed mergers of GDP Fund and GP Fund with and into Global I&G Fund, please call Voya IM toll free at 1-800-992-0180. This Client Talking Points is qualified in its entirety by reference to the Proxy Statement/ Prospectus, and supersedes any prior Client Talking Points. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest.

Contents of this communication may contain information regarding past performance, market opinions, competitor data, projections, forecasts and other forward-looking statements that cannot be shared with clients, prospective clients or current investors of Voya investment products. The information presented has been obtained from sources Voya IM deems to be reliable, however, this data is subject to unintentional errors, omissions and changes prior to distribution without notice. This information is provided to Voya IM employees for internal or educational use only and cannot be used as sales or marketing material, nor can it be distributed outside of the firm. Please only use compliance-approved marketing materials with clients and prospects. These materials contain compliant sales language, appropriate risk disclosures and other relevant disclaimers that provides a sound basis for evaluating our investment products and services. This information cannot be reproduced in whole or in part in any manner without the prior permission of a Voya IM Compliance Officer.

For Internal Use Only

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Client Talking Points

Your clients should consider the investment objectives, risks, charges and expenses of Global I&G Fund carefully before investing. For a free copy of Global I&G Fund’s prospectus, which contains this and other information, visit us at www.voyainvestments.com or call Voya IM at 1- 800-992-0180. Please instruct your clients to read the prospectus carefully before investing.

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